December 1, 2006

Mail Stop 4561

Mr. Geraldo Travaglia Filho
Vice-President and Principal Financial Officer
Unibanco-Union of Brazilian Banks S.A.
Unibanco Holdings S.A.
Avenida Eusébio Matoso, 891
05423-901 São Paulo, SP
Brazil

**Re: Unibanco-Union of Brazilian Banks S.A.
          Unibanco Holdings S.A.
          Form 20-F filed June 30, 2006
          File No. 1-14640-1**

Dear Mr. Filho:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

           Sincerely,

           John P. Nolan
           Accounting Branch Chief